The J.G. Wentworth Company

201 King of Prussia Road, Suite 501

Radnor, Pennsylvania 19087-5148

May 20, 2015

Securities and Exchange Commission
Division of Corporate Finance

100 F St., N.E.

Washington, D.C. 20549

Re:                             The J.G. Wentworth Company

Registration Statement on Form S-3

File No. 333-203111

Ladies and Gentlemen:

The J.G. Wentworth Company, a Delaware corporation (the “Company”), hereby requests, pursuant to Rule 461(a) under the Securities Act of 1933, as amended, that the effective date of the Company’s registration statement (the “Registration Statement”) on Form S-3 (File No. 333-203111) be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m., Eastern Time, on May 21, 2015, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Andrea L. Nicolas of Skadden, Arps, Slate, Meagher & Flom LLP, the Company’s counsel, at (212) 735-3416 and that such effectiveness also be confirmed in writing.

The Company hereby acknowledges:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

THE J.G. WENTWORTH COMPANY

By:	/s/ John Schwab
Name:	John Schwab
Title:	Executive Vice President and
Chief Financial Officer